MAINSTAY VP FUNDS TRUST

51 MADISON AVENUE

NEW YORK, NY 10010

April 14, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	MainStay VP Funds Trust

Registration Numbers: (002-86082 and 811-03833-01)

Dear Ms. Hardy:

On February 19, 2020, we electronically transmitted for filing pursuant to Rule 485(a) the Prospectus and Statement of Additional Information for the MainStay VP CBRE Global Infrastructure Portfolio (the “Portfolio”), a series of MainStay VP Funds Trust (the “Trust”), and filed on Post-Effective Amendment No. 111 to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933 and Amendment No. 112 under the Investment Company Act of 1940, as amended (the “Amendment”).

The purpose of this Amendment is to show certain changes as the result of changes in the Portfolio’s subadvisor as well as the repositioning of the Portfolio. We note that the changes for the Portfolio were approved by shareholders at a meeting held on February 18, 2020. In addition, we note that the disclosure for this Portfolio will be part of a combined prospectus and a combined statement of additional information with other series of the Trust, and the disclosure has been drafted with that in mind.

Please direct any questions concerning the filing to the undersigned on my cell at 201-744-3598 or Brian_J_McGrady@newyorklife.com.

Sincerely,

/s/ Brian J. McGrady

Brian J. McGrady

Assistant Secretary